

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

David Consuegra
CEO
Melody Do Corp
2423 SW 147th Ave # 706
Miami, FL, 33185

>   **Re: Melody Do Corp**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed March 26, 2021**
>   **File No. 024-11472**

Dear Mr. Consuegra:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Offering Statement on Form 1-A/A filed March 26, 2021

Part I - Item 1 - Issuer Information
Financial Statements

1.   We note the "balance sheet information" and "income statement information" you provide here does not agree to the amounts presented in your audited financial statements in Part II, page 35. Please revise the financial statement information in Part I to agree to the amounts presented in your audited financial statements.

Part II - Information Required In Offering Circular
Dilution, page 12

2.   The changes made in response to our comment 1 do not appear to address our comment;

accordingly, we reissue our comment. In the table titled "purchasers of shares in this offering", it appears the "number of shares after offering held by public investors" does not agree with the number of shares disclosed elsewhere in your filing. For example, you disclose that if 100% of the shares in the offering are sold, there will be 500 million shares held by public investors after the offering. However, we note you are only offering 50 million shares. Please revise the table titled "purchasers of shares in the offering" at the bottom of page 12.

You may contact Linda Cvrkel at 202-551-3813 or James Giugliano at 202-551-3319 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Trade & Services